Exhibit 99.1

KE Holdings Refutes the Muddy Waters’ Report

December 17, 2021

BEIJING- KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today issued the following statement in response to allegations made in a report by Muddy Waters Capital LLC (“Muddy Waters”).

Yesterday, Muddy Waters issued a short seller report attacking Beike. Based upon the Company’s preliminary review and evaluation of the report, the Company believes the report is without merit and contains numerous errors of fact, unsubstantiated statements, and misleading speculations and interpretations. The report also shows a lack of basic understanding of the housing transactions industry in China.

GTV and revenues of new home transactions — Muddy Waters’ methodology to capture number of transactions is wrong and the calculation of Gross Transaction Value (“GTV”) and revenues is incomplete. For example, it ignores the Company’s other sources of revenues. As previously disclosed by the Company, it offers new home transaction services not only through the Lianjia stores that it directly owns and operates and through connected stores with which it does business, but also through its dedicated new home sales team and other new home sales channels—additional sources of revenues that the Muddy Waters report does not appear to have taken into account. The Company reaffirms the accuracy of its previously disclosed GTVs for new home transactions in the second quarter and the third quarter of 2021, which were RMB 498 billion and RMB 410 billion, respectively. The commission rate of new home transactions in the second quarter and the third quarter of 2021 was 2.79% and 2.77%, respectively. Revenues from new home transactions in the second quarter and the third quarter of 2021 were RMB 13.9 billion and RMB 11.3 billion, respectively. Cash collection from developers in the second quarter and the third quarter of 2021 were RMB 13.8 billion and RMB 14.8 billion, respectively.

GTV and revenues from existing home transactions —The number of transactions captured by Muddy Waters is incomplete and inaccurate. Also, calculations relating to GTV and revenues from existing home transactions are wrong because Muddy Waters does not purport to rely on the Company’s actual data for existing home transactions. Rather, it uses the average sales prices found in the China Real Estate Associate platform (“CRE Prices”) for so-called comparable properties to derive the GTVs for Beike’s existing home sales. Simulation of the incorrect data collected for the period 76 days from May 25 to August 8 for the entire second quarter period, involves subjective and manipulative approach. For example, Muddy Waters applied an upward adjustment of 9.66% in calculating the GTV for the second quarter, assuming factoring in market movement. In fact, GTV for the Company’s existing home transactions actually decreased by 42.0% from the second quarter to third quarter, primarily due to the general downturn in the Chinese real estate market. As previously disclosed by the Company, GTV of existing home transactions in the second quarter and the third quarter of 2021 were RMB 652 billion and RMB 378 billion, respectively. Revenues from existing home transactions in the second quarter and the third quarter of 2021 were RMB 9.6 billion and RMB 6.1 billion, respectively.

Store and agent count — Muddy Waters’ methodology to attempt to verify the numbers disclosed by the Company concerning its agents and stores is also defective and incomplete because it again relies on incomplete information. Contrary to Muddy Waters’ mistaken assumption, the “Find Agent” function on the Company’s home page does not include sales agents responsible solely for new home sales. Instead, these agents are listed separately on another page on the Company’s website—the “New Home” subpage—and who, in their discretion, can opt out from the search results page. In calculating the total number of stores, the methodology used by Muddy Waters to capture stores through the ‘Find Agent’ function is deficient.

Other allegations, including those related to acquisitions, R&D expenses, are also unfounded because they rely on incomplete data, erroneous estimation methodologies, unsupported speculations, and a mistaken understanding of industry practice.

The Company’s Board of Directors has authorized the independent audit committee to conduct an internal review of the key allegations contained in the Muddy Waters' report, with assistance and advice from independent third-party advisors to be engaged by the audit committee. The Company will provide updates on the internal review when appropriate.

The Company reiterates that it has always been and will remain committed to maintaining high standards of data integrity, corporate governance and internal control, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.